Exhibit 21.1
Digital Recorders, Inc.
Subsidiaries

Subsidiary	Jurisdiction of Incorporation
RTI, Inc.	Texas

Digital Audio Corporation	North Carolina

TwinVision® of North	North Carolina
America, Inc.

DRI-Europa AB	Sweden

Mobitec AB	Sweden

Mobitec GmbH	Germany

Mobitec Brasil Ltda	Brazil

Mobitec Pty Ltd.	Australia